Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2013	2012
Earnings:	(millions of dollars, excluding ratios)
Net income from continuing operations	87	75
Total federal income taxes	39	49
Fixed charges (see detail below)	98	95

Total earnings	224	219

Fixed charges:
Interest expense (excludes AFUDC and capitalized interest)	96	93
Rentals representative of the interest factor	2	2

Total fixed charges	98	95
Ratio of earnings to fixed charges	2.29	2.31